AUSTRAL PACIFIC ENERGY LTD.

Level 3, 40 Johnston Street

Wellington

NEW ZEALAND

MANAGEMENT PROXY CIRCULAR

Information as at July 13, 2007

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Austral Pacific Energy Ltd. (the “Company”) to be voted at the Annual and Special Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting, and to be voted at any adjournment of the Meeting.

In this Management Proxy Circular, references to “Shares” means common shares in the capital of the Company, “Beneficial Shareholders” means shareholders who do not hold Shares in their own name, and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

Monetary amounts stated herein are in United States dollars unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally, by email or by telephone by directors, officers and regular employees of the Company at a nominal cost. The Company will bear all costs of such solicitation. The Company has arranged with Intermediaries to forward Meeting materials to Beneficial Shareholders held of record by such Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements incurred in so doing.

Registered Shareholders

If you are a registered shareholder of the Company, you may wish to vote your Shares by proxy whether or not you are able to attend the Meeting in person. (See “Appointment of Proxyholders” below).

Alternatively, you may attend the Meeting in person (please bring the Proxy Form and identification with you to assist with registration).

Appointment of Proxyholders

You may appoint any person as proxyholder by submitting your completed Proxy Form by mail, hand delivery or fax.

The persons named in the Proxy Form are the Chairman of the Board and another director of the Company. If you are a shareholder entitled to vote at the Meeting, you may appoint any other person to attend and act for you at the Meeting. To exercise this right, you must strike out the proxyholder names shown and insert the name of your nominee in the space provided, or complete and deliver another suitable form of proxy by mail, hand delivery or fax.

If you submit a Proxy, you must complete, date and sign the Proxy Form and then return it to the Share Registrar of the Company (the “Share Registrar”) by hand, mail or fax, or vote via the internet or by phone (as set out on your Proxy Form), at any time up to and including 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Please refer to your Proxy Form for the appropriate Share Registrar for your Shares.

The Share Registrar for the Canadian register is:

Pacific Corporate Trust Company

3rd floor, 510 Burrard Street, Vancouver B.C. V6C 3B9

Fax +1 604 689 8144

The Share Registrar for the New Zealand register is:

Computershare Investor Services Limited

Level 2, 159 Hurstmere Road, Takapuna, North Shore City

(Private Bag 92119, Auckland 1020)

Fax + 64 9 488 8787

Voting by Proxyholder

The persons named in your Proxy Form will vote or withhold from voting the Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. unless you so specify, the Proxy confers discretionary authority on the persons named in it with respect to:

(a) each matter or group of matters identified in the Proxy Form for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b) any amendment to or variation of any matter identified in the Proxy Form; and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy FOR such matter.

Beneficial Shareholders

The following information is of significant importance to the many shareholders of the Company who do not hold Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If your Shares are listed in an account statement provided to you by a broker, then in almost all cases those Shares will not be registered in your name on the records of the Company, and you will be a Beneficial Shareholder. Such Shares will more likely be registered in the name of your broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed in order to ensure that the Shares are voted at the Meeting.

Beneficial Shareholders Receiving Materials Directly

There are two kinds of Beneficial Shareholders under Canadian regulatory policy – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). The Company takes advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs will receive a scan-able Voting Instruction Form (“VIF”) from the Company’s Share Registrar. In order to register your vote, this VIF must be completed and returned to the Share Registrar in the envelope provided or by facsimile to the number provided in the VIF, or the instructions on the VIF for voting via the internet or by phone must be followed. The Share Registrar will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your VIF.

Objecting Beneficial Owners

If you are a Beneficial Shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your Intermediary. The form of proxy is similar to the Proxy Form provided to registered shareholders by the Company, but its purpose is limited to instructing the Intermediary how to vote on your behalf. You should carefully follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails its own form of VIF in lieu of the Proxy Form provided by the Company. The VIF will name the same persons as the Company’s Proxy Form to represent you at the Meeting. you have the right to appoint any person (who need not be a registered or Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to ADP, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from ADP, you cannot use it to vote Shares directly at the Meeting – the VIF must be returned to ADP, in accordance with its instructions, well in advance of the Meeting, in order to have your Shares voted.

The designated representative that you appoint can be yourself, so although as a Beneficial Shareholder, you can not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your Intermediary, you may attend the Meeting as proxyholder for your Intermediary and vote your Shares in that capacity. So, if you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your Intermediary, you should enter your own name in the blank space on the VIF provided to you and return it to your Intermediary in accordance with the instructions provided by your Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your Intermediary send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Revocation of Proxies

A shareholder who has deposited a proxy may revoke it in any manner provided by law, including by:

(a)

signing a valid notice of revocation or signing a proxy bearing a later date (the “Instrument”), in either case executed by the shareholder or by a duly authorized attorney, officer, or other representative, and delivering or faxing the Instrument to the same address required for depositing the original proxy, at any time up to 5:00 pm on the last business day before the Meeting (in the time zone of the recipient’s location); or

(b)	if a registered shareholder, attending the Meeting in person and registering with the scrutineer as personally present for voting purposes; or
(c)

by depositing the Instrument at the registered office of the Company (at the offices of Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, Canada), at any time up to 4:00 pm on Monday, August 20, 2007 (PDT time).

QUORUM; VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s Articles provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxyholders present, representing a minimum of thirty three and one third percent (33 1/3%) of the issued voting Shares in the Company. If a quorum is not present within one-half hour after the time set for the commencement of the Meeting, the Meeting will be adjourned and set over for one week to the same time and place, and thereupon whatever number of Shares is represented shall constitute a quorum.

A simple majority (ie 50%) of votes cast at the Meeting is required to pass all resolutions.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of alternative nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

VOTING SECURITIES; PRINCIPAL HOLDERS

The Company has an unlimited authorized capital of Common Shares without par value. As of July 13, 2007, the Company had 30,464,287 Common Shares outstanding, each Share carrying the right to one vote.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed July 13, 2007 as the record date (“Record Date”) for the determination of shareholders entitled to receive legal notice of, and/or to vote, at the Meeting and at any adjournment.

Only registered shareholders at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy Form in the manner and subject to the provisions described above, will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that:

(a)	the shareholder has transferred the ownership of any such Share after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Shares and makes a demand to the Share Registrar no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

PRINCIPAL HOLDERS

To the knowledge of the directors and officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 5% of the voting rights attached to all outstanding Shares of the Company as at July 13, 2007:

NAME AND RESIDENCE	NUMBER OF SHARES (3)	PERCENT OF CLASS

Infratil Gas Limited, Wellington, New Zealand	6,044,100	19.84

Mr. P Loretto (1), Vancouver, BC, Canada	3,660,190	12.01

Trans-Orient Petroleum Ltd. (2) Vancouver, BC, Canada	3,110,240	10.20

Mr. A Guidi, Vancouver, BC, Canada	1,807,678	5.93

(1)

Mr. Loretto is the President, CEO, a director and a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans-Orient”) and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings.

(2)	Trans-Orient is a public company traded on the OTC Bulletin Board in the United States.
(3)	As reported in public filings.

20 Largest Registered Holders of Common Shares as at July 13, 2007

This list is required to be disclosed by regulations under New Zealand securities law. In New Zealand, most shareholders hold shares in their own names and this list is intended to give information about the major shareholders of the Company. Due to the common practice in North America for shares to be held via Intermediaries, this list does not provide that information accurately for North American shareholdings, as it does not take account of holdings of beneficial shareholders in the Company (of which there are some 6,000). See table above for major shareholders holding over 5%, directly or indirectly, for a more accurate view of major shareholdings in the Company.

NAME OF REGISTERED HOLDER	COUNTRY OF RESIDENCE	COMMON SHARES	%

CDS & Co (1)	Canada	11,551,565	37.92

Infratil Gas Ltd	New Zealand	5,843,461	19.18

Cede & Co (1)	United States of America	3,588,125	11.78

Accident Compensation Corporation	New Zealand	1,487,557	4.88

P G Lennon	New Zealand	680,055	2.23

Dagger Nominees Ltd	New Zealand	525,375	1.72

Exploration Capital Partners Ltd Psp	United States of America	400,000	1.31

Hubbard Churcher Trust Management Ltd	New Zealand	314,635	1.03

Nessock Custodians Limited (069 a/c)	New Zealand	226,231	0.74

Helicopters (NZ) Ltd	New Zealand	222,224	0.73

G Barfoot	New Zealand	200,000	0.66

D Bennett	New Zealand	200,000	0.66

FNZ Custodians Ltd	New Zealand	181,306	0.60

J H Oakley	New Zealand	177,640	0.58

ANZ Nominees Ltd	New Zealand	160,000	0.53

Primdonn Nominees Pty Ltd	Australia	140,000	0.46

J M Lean	New Zealand	125,000	0.41

A J Hubbard	New Zealand	111,113	0.36

Hendry Nominees Ltd	New Zealand	103,760	0.34

Happy Hospitality Ltd	New Zealand	76,923	0.25

H Gudsell & ors	New Zealand	76,923	0.25

TOTALS		26,391,893	86.63

(1)	These shareholders hold shares on behalf of numerous beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereon will be placed before the Meeting.

The audited financial statements and the report of the auditor are included in the Annual Report, which Annual Report is specifically incorporated by reference into, and forms an integral part of, this Management Proxy Circular. If the shareholder has previously requested a copy of the annual financial statements, such Annual Report will have already been mailed to the shareholder, or the shareholder will have received email notification that the Annual Report is available for download from the Company’s website. Any shareholder may obtain a copy of the Annual Report from the Company’s website at www.austral-pacific.com, from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Secretary of the Company upon request by email, fax, mail or phone, at the addresses at the end of this Management Proxy Circular.

Appointment of Auditor

KPMG New Zealand, Chartered Accountants, the current auditor of the Company, will be nominated at the Meeting for reappointment as auditor of the Company. KPMG New Zealand was first appointed as auditor of the Company at the Company’s AGM on June 25, 2004. A further resolution to be passed authorizes the Board to fix the auditor’s remuneration.

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, intend to vote FOR the re-appointment of KPMG New Zealand, Chartered Accountants, as auditor of the Company to hold office until the next annual meeting of the Company, and FOR authorizing the Board to fix the auditor’s remuneration.

Election of Directors

The Articles of the Company provide that the number of directors of the Company will be a minimum of three. The directors have set the maximum number of directors to be elected at the Meeting at 6 (six).

Each director elected at the Meeting holds office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) or if he or she becomes disqualified to act as a director. Consequently, the term of office of each of the current directors will end at the conclusion of the Meeting.

The following tables set out the names of the Company’s six nominees for election as director, each nominee’s principal occupation, all major offices in the Company each nominee now holds, the Board’s determination of their independence, and the period of time during which each nominee has been a director of the Company (Table 1), and the number of Shares of the Company owned, directly or indirectly, or over which each nominee exercised control or direction, as at July 13, 2007 and December 31, 2006 and the number of options held by each nominee as at July 13, 2007 (Table 2):

TABLE 1:

NAME;	RESIDENCE (1)	POSITIONS HELD; BOARD COMMITTEES;	PERIOD AS A DIRECTOR
PRINCIPAL OCCUPATION (1)		INDEPENDENCE

Ron Bertuzzi	Vancouver, B.C.,	Director; Member, Audit Committee	Oct 2, 1992 to Oct 30, 1996;
Retired Medical Sales Consultant	Canada	Independent	Mar 31, 1998 to present

Doug Ellenor	Surrey, B.C., Canada	Director; Member, Audit Committee;	Jan 1, 2006 to present
Oil Industry Consultant,		Chairman, Remuneration Committee
Jade Consulting Ltd		Independent

Peter Hill	Boston, MA, USA	Director; Chairman, Audit Committee;	Jan 1, 2006 to present
Company Director		Member, Remuneration Committee
Independent

Thom Jewell	Calgary, AB	Director; Chief Executive Officer;	May 4, 2007 to present
Company Executive	Canada	President
Non-independent (2)

David Newman	Paraparaumu Beach,	Director; Chairman of the Board;	Sept 26, 2003 to present
Company Director	New Zealand	Member, Audit Committee; Member,
Remuneration Committee Independent

Bernie Zinkhofer	Richmond, B.C.,	Nominee	Mar 27, 2001 to Jul 8, 05
Lawyer, Lang Michener LLP	Canada	Non-independent (3)

(1)	Information as to residence and principal occupation has been furnished by the respective directors individually.
(2)	Mr. Jewell is the Company’s CEO and as such is classified as not independent.
(3)	Mr. Zinkhofer’s law firm provides legal services to the Company and so Mr. Zinkhofer is classified as not independent.

TABLE 2:

NAME	SHARES BENEFICIALLY OWNED OR CONTROLLED (1)		OPTIONS HELD/VESTED
	AS AT JUL 13, 07	AS AT DEC 31, 06	AS AT JUL 13, 07

Ron Bertuzzi	49,900	49,900	0/0

Douglas Ellenor	50,000	0	60,000/20,000(2)

Peter Hill	309,400	309,400	60,000/20,000(2)

Thom Jewell	0	0	400,000/0(3)

David Newman	42,500	42,500	12,500/12,500(2)

Bernie Zinkhofer	250,800	215,800	0/0

(1)	Information as to shares beneficially owned or controlled has been furnished by the respective directors individually.
(2)	Options are granted vesting over three years.
(3)	Options are granted vesting over 18 months

Biographical summaries and other required information about each of the nominees for election as directors are set out in the Company’s Annual Report, except with respect to Mr. Jewell (see below), which report is specifically incorporated by reference into, and form an integral part of, this Management Proxy Circular. Such information was supplied by the respective nominees. If the shareholder has previously requested a copy of the Annual Report, such report will have already been mailed to the shareholder, or the shareholder will have received email notification that the Report is available for download from the Company’s website. Any shareholder may obtain a copy of the Annual Report from the Company’s website at www.austral-pacific.com, from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Secretary of the Company upon request by email, fax, mail or phone, at the addresses at the end of this Management Proxy Circular.

More detailed summaries of work history in the last 5 years are required for each of those nominees who have not previously been elected at a general meeting of shareholders:

Thompson Bruce Jewell has some thirty years of experience in the international oil and gas industry, having worked in the Middle East, the United States, the United Kingdom, Australia and Canada. Educated at the University of Alberta, Mr. Jewell holds a B.Sc in geophysics.

Mr. Jewell has held a variety of technical and senior executive roles in previous positions with Amoco and Santos. Most recently he has been responsible for the strategic planning and execution of building an offshore exploration business in Australia and prior to that was responsible for a $100 million per year exploration and appraisal budget of Amoco in the Deep Water Gulf of Mexico. Thompson was also the President of Amoco Oman.

Bernhard Josef Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer served as a director the Company from 2001 to 2005. He has also serves or has served as a director of Trans-Orient Petroleum Ltd (1997 - 2003), TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 - 2003), Strategic Technologies Inc. (1995 - 2004), Helijet International Corp. (1996 - 2004), Caliente Capital Corp. (1999 - 2003), Verida Internet Corp. (1999 - 2001) and Arrabbiata Capital Corp. (2002 - 2004). He is currently corporate secretary to two public companies in Canada – Great Basin Gold Ltd. and Inviro Medical Inc. If elected, Mr. Zinkhofer will be classified as a non-independent Director because his law firm provides legal services to the Company.

A majority of the current directors and of the nominees are independent. The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders’ proposal as permitted by the Business Corporations Act (British Columbia).

The Board does not contemplate that any of its nominees will be unable to serve as a director.

The Company does not have an executive committee of its directors.

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, will vote FOR the election of each of the nominees named above for director to hold office until the next annual meeting of the Company.

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON

Approval of Share Option Plan

At the Company’s annual general meeting held on May 2, 2006, shareholders approved a share option plan in which a maximum of 10% of the issued and outstanding Shares of the Company were reserved for issuance (the “2006 Plan”).

Under the policies of the TSX Venture Exchange (“TSX-V”), the 2006 Plan must be re-confirmed annually by shareholders, and any amendment of it must be approved by the TSX-V and by shareholders.

The Board of Directors of the Company does not propose any amendments to the 2006 Plan.

Currently, the Company has 30,464,287 Shares issued and outstanding. Therefore, 3,046,428 Shares are currently available for options granted under the 2006 Plan. The number of options currently outstanding is 1,822,500, so the number available for grant is 1,223,928.

It is the responsibility of the Company’s Board of Directors to ensure that the provisions of the 2006 Plan are adhered to. The Board also has the authority to amend the 2006 Plan to reduce, but not increase, the benefits to its participants if in their discretion it is necessary or advisable.

Recommendation

A full copy of the 2006 Plan will be available for inspection at the Meeting, and may be downloaded without charge from the Company’s website www.austral-pacific.com.

At the Meeting, shareholders will be requested to approve an ordinary resolution, with or without variation, that:

“the Company adopt the 2006 Plan which is to remain in effect until further ratification is required under applicable regulatory approval.”

The Board of Directors recommends that shareholders vote FOR the ordinary resolution. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the resolution.

OTHER MATTERS

As of the date of mailing of this Management Proxy Circular, the Directors are not aware of any other matters which they anticipate will come before the Meeting.

If any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy, subject to instructions on the face of the Proxy to the contrary.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the management proxy circular for the 2008 annual meeting of the Company should be received by the Secretary of the Company on or before the close of business on May 22, 2008.

ADDITIONAL INFORMATION AVAILABLE

Additional information relating to the Company is on the Canadian securities regulatory administrators’ website at www.SEDAR.com.

The following, filed on www.SEDAR.com, are specifically incorporated by reference into, and form an integral part of, this Management Proxy Circular:

•	Notice of Meeting, accompanying this Management Proxy Circular;
•	Annual Report of the Company, incorporating the Company’s financial statements and related Management Discussion & Analysis for the year ended December 31, 2006, filed on March 30, 2007;
•	Annual Information Form (N I51-102F2) filed on March 30, 2007;
•	Code of Ethics filed on January 8, 2007.

All the above documents are available for internet download from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Company’s website at www.austral-pacific.com, or may be obtained by shareholders without charge from the Secretary of the Company upon request by email, fax, mail or phone, at the addresses at the end of this Management Proxy Circular.

Financial information about the Company is available in the Company’s comparative financial statements and related Management Discussion and Analysis, which are included in the Company’s Annual Report for its most recently completed financial year. If the shareholder has previously requested a copy of the annual financial statements, such Annual Report will already have been mailed to the shareholder, or the shareholder will have received email notification that the Annual Report is available for download from the Company’s website. Any other shareholder may obtain a copy of the Annual Report via any of the methods set out above.

Further information about the Company’s Audit Committee is available in the Company’s Annual Information Form in the section headed “Audit Committee” and Schedule A to that Form (Audit and Risk Management Committee Charter), and in the Company’s most recent Annual Report (in the sections headed “Board of Directors” and “Corporate Governance Statement – Audit Committee”). Copies of these documents are available via any of the methods set out above.

Further information about the Company’s Board of Directors and its corporate governance policies is available in the Company’s Annual Report for the year ended December 31, 2006 in the sections headed “Board of Directors” and “Corporate Governance Statement” and in its Annual Information Form in the section headed “Directors and Officers”. Copies of these documents are available via any of the methods set out above.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

“Named Executive Officer” (“NEO”) means the Chief Executive Officer and the Chief Financial Officer, and each of the Company’s three highest paid Executive Officers, other than the CEO and CFO, whose total salary and bonuses exceeds CND$150,000 per annum (approximately $132,590 per annum).

During fiscal 2006, the Company had five “Named Executive Officers” – David Newman, its Board Chairman and interim CEO, Rick Webber, its CEO (appointed Feb 7, 2006), Bruce McGregor, its CFO, and two other NEOs – Joe Johnston, its Petroleum Engineering Manager, and Carey Mills, its Exploration Manager.

Summary Compensation Table

The following table summarizes the remuneration paid during the last three fiscal years to the Company’s NEOs:

NAMED EXECUTIVE OFFICER; PRINCIPAL POSITION	YEAR ENDED	ANNUAL COMPENSATION(5)			LONG-TERM COMPENSATION			ALL OTHER COMPENSATION ($)

		SALARY ($)	BONUS(6) ($)	OTHER ($)	SECURITIES UNDER OPTIONS GRANTED (#)	SHARES/ UNITS SUBJECT TO RESALE RESTRICTIONS(5)	LTIP PAYOUTS ($)

David Newman Interim CEO (1)	2006	Nil(7)	Nil	(7)	Nil	Nil	Nil	Nil
	2005	Nil	Nil

Rick Webber CEO (1)	2006	184,731	Nil	Nil	400,000	Nil	Nil	Nil

Bruce McGregor CFO (2)	2006	122,085	9,642	Nil	Nil	Nil	Nil	Nil
	2005	73,110	Nil		100,000	Nil	Nil	Nil

Joe Johnston Petroleum Engineering Manager (3)	2006	186,657	4,119	Nil	Nil	Nil	Nil	Nil
	2005	14,876	Nil	Nil	100,000	Nil	Nil	Nil

Carey Mills Exploration Manager (4)	2006	146,265	2,247	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	100,000	Nil	Nil	Nil

(1)	Mr. Newman was appointed as interim CEO with effect from December 30, 2005 and served until Mr. Webber’s appointment from February 7, 2006.
(2)	Mr. McGregor was appointed from April 25, 2005.

(3)	Mr. Johnston was appointed from December 1, 2005.

(4)	Mr. Mills was appointed from October 4, 2005 and served as a contractor in the role until his employment with effect from December 1, 2005. He was on unpaid leave during December 2005.

(5)

All officers (except the CEO) are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company.

(6)	Bonuses traditionally have not been paid to employees, including officers. See below under “Report on Executive Compensation” for further details.

(7)

Mr. Newman, as the Chairman of the Company, is deemed by Canadian rules to be an executive officer but is not employed by the Company and performs his functions on a part-time basis only. He receives director’s fees (as discussed in the section below headed “Compensation of Directors”) but does not receive any salary payment. While acting as interim CEO, he received no additional fees nor any salary for this role. During fiscal 2006, he realized an aggregate additional value on exercise of options, as set out in the section below headed “Options”.

Options and SARs

The following options were granted to Named Executive Officers during the 2006 fiscal year:

NAME	DATE OF GRANT	SECURITIES UNDER OPTIONS GRANTED (#)	PERCENT OF TOTAL OPTIONS GRANTED IN YEAR	EXERCISE PRICE ($/SECURITY)	MARKET VALUE OF SECURITY UNDERLYING OPTIONS (30 DAY HIGH/LOW) ON DATE OF GRANT ($/SECURITY)	EXPIRY DATE

Rick Webber	Jan 31, 2006	200,000	15.63	1.50	1.50 (1.75/1.50)	Jan 31, 2011

		100,000	7.81	2.00	1.50 (1.75/1.50)	Jan 31, 2011

		100,000	7.81	2.50	1.50 (1.75/1.50)	Jan 31, 2011

Named Executive Officers made the following exercises of options during the 2006 fiscal year and held the following options at year-end:

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	EXERCISE PRICE ($)	HIGH/LOW IN PREVIOUS 30 DAYS BEFORE EXERCISE ($/SECURITY)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT YEAR-END (#) EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXER- CISED “IN THE MONEY” OPTIONS AT YEAR-END ($/SECURITY) EXERCIS- ABLE/ UNEXERCISABLE

David Newman	12,500	1.25	1.60/1.35	1,750	12,500/0	7,500/0

Rick Webber	Nil	1.50	N/a	Nil	0/200,000	0/70,000
		2.00			0/100,000	N/a (1)
		2.50			0/100,000	N/a (1)

Bruce McGregor	Nil	2.75	N/a	Nil	33,334/66,666	N/a (1)

Joe Johnston	Nil	1.90	N/a	Nil	33,334/66,666	N/a (1)

Carey Mills	Nil	1.90	N/a	Nil	33,334/66,666	N/a (1)

(1)	The market share price at year-end was $1.85 – these unexercised options were not “in the money” at year-end.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The following employment contracts existing between the Company or the Company’s subsidiary, Austral Pacific Energy (NZ) Limited and the listed Named Executive Officers, as at the year-end were:

(a)	Individual Employment Agreement dated April 5, 2005 with Bruce McGregor, the Company’s CFO;

(b)	Individual Employment Agreement dated December 7, 2005 with Joe Johnston, the Company’s Petroleum Engineering Manager;

(c)	Individual Employment Agreement dated January 16, 2006 with Carey Mills, the Company’s Exploration Manager; and

(d)	Individual Employment Agreement dated May 11, 2006 with Rick Webber, the Company’s CEO.

Dollar amounts under employment contracts are as disclosed in the Summary Compensation Table.

As at year-end, only one remuneration contract with an NEO entitled the NEO to receive more than CND$100,000 from the Company, resulting from the resignation, retirement or any other termination of the officer’s employment or from a change in control or from a change of the Named Executive Officer’s responsibilities following a change in control. This was the employment contract with Rick Webber (the Company’s former CEO), in accordance with which he would be entitled to receive payment equivalent to 6 months’ base salary for retirement on medical grounds, or 12 months’ base salary for termination under certain other criteria.

Since balance date, Mr. Jewell was appointed as CEO on similar terms as Mr. Webber (see above) and variations to the Company’s employment contracts have been entered into, providing employees with an entitlement to a redundancy payment based on ordinary weekly pay per years of service, to a maximum of 20 weeks’ ordinary pay. No NEO would be entitled to receive more than CND$100,000 from the Company under this variation.

COMPOSITION OF COMPENSATION COMMITTEE

In April 2004, the Board of Directors established a remuneration committee. This committee currently consists of Douglas Ellenor (Committee Chair), Peter Hill and David Newman. Garth Johnson (who was a director until January 31, 2006) was a member from April 2004 until January 23, 2006, when he was replaced by Dr. Ellenor‘s appointment to the committee. Dr. Hill was appointed to replace Mr. Tapper, upon Mr. Tapper’s resignation as a director on March 31, 2006.

All members of the remuneration committee are independent and no member is or has been an officer or employee of the Company. David Newman, as Chairman of the Board, is deemed to be an executive officer of the Company by Canadian securities regulations. However, he is not employed by the Company and performs his role on a part-term basis only. See also the information under the section below headed “Interest of Informed Persons in Material Transactions”.

REPORT ON EXECUTIVE COMPENSATION

The membership of the remuneration committee is set out in the previous section headed “Composition of Compensation Committee”. The functions of the Company’s remuneration committee are to review and recommend to the Board on matters relating to remuneration of directors and management.

Upon the committee’s recommendation, in July 2006 the Board adopted a comprehensive remuneration strategy intended to incentivise employees and executives (including executive officers) in a planned and transparent form. The strategy includes a bonus scheme related to shorter term performance measures, and an option scheme to provide rewards relating to the longer term performance of the Company. The combination of options and cash remuneration is balanced so that options incentivise management for future reward based on success of the Company and the cash component of remuneration is based on market rates, taking into account the international nature of the Company’s business, current market demand and supply, having regard to remuneration paid by companies of similar nature and the calibre and ability of the employee to influence the Company’s performance. Performance contracts have been agreed with all staff, against which the committee assesses performance bonuses to be paid, after the end of the fiscal year.

Bonuses have not traditionally been awarded to Company executives and staff. In early 2006, the Board approved bonuses of 12% of salaries to all staff members, except those recently employed. This flat rate bonus was approved to reward all employees’ commitment and work during a difficult period of the Company’s evolution. The remuneration strategy now adopted contemplates bonus awards being made annually, based on performance against individual targets during the year. Awards under this Scheme are made after balance date for performance during the previous fiscal year.

Option grants will also be made annually under the new remuneration strategy. The number of options to be granted to each employee is linked to their salary band (being a basic method of assessing ability of the employee to influence the Company’s performance) and number of outstanding options within the Option Plan.

Half (150,000) of a former CEO’s performance-based options were agreed to be vested, notwithstanding the performance criterion not being met, upon his resignation in December 2005. Such options were agreed to be cancelled, during fiscal 2006.

The Board of Directors has also adopted a policy on granting incentive stock options to “service providers” – being directors, employees and long-term consultants having a particular relationship with the Company, as contemplated by the 2006 Share Option Plan. This policy allows, but does not mandate, grants of options by the Board to service providers other than employees, on the recommendation of the remuneration committee. grants to employees may be made by the committee if in accordance with the remuneration strategy, discussed above.

The Company offers employees a group scheme for life, trauma and income protection insurances. The Company does not generally offer other superannuation, medical, vehicle or other benefits as it believes that these are best dealt with on a personal basis by the individual executive.

The relationship of the measurement of the Company’s performance to executive remuneration is both qualitative and quantitative. The nature of the oil and gas exploration business is such that quantitative measures based solely on financial statements can be inappropriate for an exploration company with early stage production. Quantitative measures related to production and other performance targets carry a heavier weight in assessing Company and individual performance. Such targets, as agreed with the Board, include:

(a)	meeting annual business objectives for the Company’s investment programme (exploration and development activities), production, income, cash and cost control;
(b)	agreed performance measures in relation to health, safety and environment (HSE);
(c)	meeting all governance and external compliance requirements with relevant authorities;
(d)	building stakeholder relations (internal and external) through an established communications programme; and
(e)	be an acknowledged “leader” in the industry.

Qualitative measures of performance are also used to assess Company and individual performance. Such qualitative measures of success in the industry include:

(a)

judging the quality of the Company’s relationships with government departments, other exploration companies that are currently or potentially joint venture participants with the Company, utilities that may have an interest in securing the Company’s oil or gas, industry associations, and research institutions relevant to the Company’s business and opportunities;

(b)	effective business processes; and
(c)	establishing a high performance team, with appropriate talent being attracted and retained by the Company, sufficient to implement the approved strategies.

The former CEO (Mr Webber) commenced his duties in February 2006. His starting salary and option package were believed by the Board to be commensurate with his experience level and with market conditions. The Board utilized an independent consultant, Preng & Associates, to assist in sourcing candidates and to advise on the initial remuneration package, as determined by forces in the New Zealand market place. Future annual adjustments to his remuneration would have been determined principally by his and the Company’s performance against agreed business objectives.

SHARE PERFORMANCE GRAPH

Notes:

The Company’s Shares traded on the OTC Bulletin Board (“OTC”) from January 1999 to April 2005. A yearly index of the OTC was not available for comparison purposes.

The Shares commenced trading on the TSX Venture Exchange (“TSXV”) on January 2, 2004. Accordingly, a five year comparison with the TSXV Composite has been used as a comparative for the value of an investment in the Company. The price of the Shares is in Canadian dollars.

The Shares commenced trading on the American Stock Exchange (“AMEX”) on April 18, 2005. Accordingly a one year and eight month comparison with the AMEX Composite has been used as a comparative for the value of an investment in the Company. The price of the Shares is in US dollars.

COMPENSATION OF DIRECTORS

In fiscal 2006, the remuneration committee agreed that the following remuneration will be paid with effect from January 1, 2006:

•	annual base fee directors	$16,000 per annum
•	chairman’s fee	$25,500 per annum
•	audit committee chairman	$10,000 per annum
•	audit committee member	$2,500 per annum
•	remuneration committee chairman	$5,000 per annum
•	remuneration committee member	$1,500 per annum
•	directors’ option grant on appointment	60,000 shares (5 years at market)
•	annual option grant	20,000 shares (5 years at market)

No annual grants of options were made under this new regime in the 2006 fiscal year. The first annual grant to directors is scheduled for August 2007. During fiscal 2006, the following options were granted to directors:

NAME	DATE OF GRANT	EXPIRY DATE	SECURITIES UNDER OPTIONS GRANTED (#)	EXERCISE PRICE ($/SECURITY)	VESTING DATE

Doug Ellenor	Jan 1, 2006	Jan 1, 2011	20,000	1.80	Jan 1, 2007
			20,000	2.00	Jan 1, 2008
			20,000	2.50	Jan 1, 2009

Peter Hill	Jan 1, 2006	Jan 1, 2011	20,000	1.80	Jan 1, 2007
			20,000	2.00	Jan 1, 2008
			20,000	2.50	Jan 1, 2009

Rick Webber (1)	Jan 31, 2006	Jan 31, 2011	200,000	1.50	Jan 31, 2007
			100,000	2.00	Jan 31, 2008
			100,000	2.50	Jan 31, 2009

Dave Bennett (2)	Feb 2, 2006	Feb 2, 2008	750,000(3)	1.20	Feb 2, 2006

(1)	Ceased to be a director and employee on April 30, 2007. 200,000 vested options remain available for exercise until July 29, 2007.
(2)	Ceased to be a director effective May 2, 2006, but remained a consultant to the Company.
(3)	Dr. Bennett exercised 200,000 options after balance date, on March 1, 2007.

For the period from September 1, 2006 to January 31, 2007, Dr. Hill also received additional fees for assisting management in defining job descriptions and performance criteria for senior management and a structure for the company that was consistent with its stated objectives. For fiscal 2006, the aggregate amount paid for this special assignment was $54,923.

Expenses directly attributable to services as directors are reimbursed to the directors by the Company. No pension, retirement or similar benefits are paid or payable to members of the Board.

See also information concerning remuneration paid to directors for services as consultants or experts to the Company during fiscal 2006, in Note 13 – Related Party Transactions in the Company’s annual financial statements for the year ending December 31, 2006 contained in the Company’s Annual Report.

ADDITIONAL DISCLOSURES

EQUITY COMPENSATION PLAN INFORMATION

As at December 31, 2006:

PLAN CATEGORY	SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (#)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER APPROVED EQUITY COMPENSATION PLANS (#)

Equity Compensation Plans	1,622,500	1.62	1,153,928
approved by securityholders (1)

Equity Compensation Plans not	Nil	N/a	N/a
approved by securityholders

Total	1,622,500	1.62	1,153,928

(1)

The 2006 share option plan for the granting of options to employees and service providers in which a maximum of 10% of the issued and outstanding Shares of the Company were reserved for issuance was approved by shareholders on May 2, 2006 at the annual meeting of the shareholders.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current or proposed director or officer of the Company, nor any person who has been a director or officer of the Company since January 1, 2006, nor any of their affiliates or associates, has any material or substantial interest, whether by way of beneficial ownership of the Company’s securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or appointment of auditors, except as disclosed in this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or officer or a 5% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries during fiscal 2006 nor in the current year, other than as set out below, elsewhere in this Management Proxy Circular or in documents referred to in it (in particular see Note 13 – Related Party Transactions in the Company’s annual financial statements for the year ending December 31, 2006 contained in the Company’s Annual Report).

Infratil Gas Limited participated in two private placements of shares in the Company in October 2006 and March 2007. David Newman, Chairman of the Board of Directors of the Company, is also chairman of the Board of Directors of Infratil Limited, Infratil Gas Limited’s sole shareholder. He took no part in the Board’s deliberations related to placement of units to Infratil Gas Limited.

DIRECTORS’ APPROVAL

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its delivery to shareholders and to the appropriate regulatory agencies.

DATED at Wellington, New Zealand, July 13, 2007

David Newman

Chairman of the Board

If you require further information or clarification of any matter in this Management Proxy Circular, please contact the Company Secretary at:
Phone: +64 (4) 495 0888; Fax: +64 (4) 495 0889
E-mail: mail@austral-pacific.com

Street Address:

Level 3, 40 Johnston Street
Wellington 6145
New Zealand

Mailing Address:

PO Box 5337
Lambton Quay
Wellington 6145
New Zealand